EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

As of December 31, 2002, the active subsidiaries of the Company were:

Aerochem, Inc., a California corporation

AHF-Ducommun Incorporated, a California corporation

American Electronics, Inc., a California corporation

Composite Structures, LLC, a Delaware corporation

Ducommun Technologies, Inc., a California corporation

MechTronics of Arizona Corp., an Arizona corporation

Parsons Precision Products, Inc., a Delaware corporation